
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

Mail Stop 3628

March 3, 2009

<u>Via Facsimile and U.S. Mail</u>
Leland E. Hutchinson, Esq.
Winston & Strawn LLP
35 West Wacker Drive
Chicago, Illinois 60601

RE: **Diamond Management & Technology Consultants, Inc.**
        Schedule TO-I/A
        Filed February 26, 2009
        File No. 5-53119

Dear Mr. Hutchinson:

      We have reviewed the amended filing and have the following additional comment.

<u>Schedule TO-I</u>
<u>Offer to Exchange</u>

1.   We note your response to prior comment 13. Be advised that although we understand that Item 503(d) of Regulation S-K refers to registered debt securities or preference equity securities, the ratio of earnings to fixed charges required by Item 1010(c)(4) of Regulation M-A is not limited to circumstances in which a company has registered debt securities and/or preference equity securities. Rather, Item 1010(c)(4) of Regulation M-A requires that the Company present its ratio of earnings to fixed charges "in a manner consistent with 503(d) of Regulation S-K." The fixed charges referred to by the item requirement are not limited to those associated with registered debt or preference equity securities and should be presented in all circumstances in which the company has any fixed charges.

                  *   *   *

      As appropriate, please amend the filing in response to this comment. Please direct any questions to me at (202) 551-3621 or, in my absence, to Tina Chalk, Senior Special Counsel, at (202) 551-3263. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

                              Sincerely,

                              Perry J. Hindin

Special Counsel